                                                    -------------------------
                                                        OMB APPROVAL
                                                    -------------------------
                                                    OMB Number: 3235-0145
                                                    -------------------------
                                                    Expires: October 31, 1997
                                                    -------------------------
                                                    Estimated average burden
                                                    hours per form.....14.90
                                                    ------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)/1/
                                             -

                            MICRON ELECTRONICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 595 100 10 8
                      ----------------------------------
                                (CUSIP Number)

                            Roderic W. Lewis, Esq.
                            Micron Technology, Inc.
                            8000 South Federal Way
                            Boise, Idaho  83706-9632
                            (208) 368-4000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)

                               February 19, 1997
                      ----------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement[_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                  ---------------------
CUSIP NO. 595 100 10 8                                     PAGE 2 OF 8 PAGES
          ------------                                          -    -
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MICRON TECHNOLOGY, INC.
      IRS NO. 75-1618004

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      NOT APPLICABLE

------------------------------------------------------------------------------


 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE, U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            60,882,863

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             60,882,863

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      60,882,863

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      63.8%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                            PAGE OF 3 OF 8 PAGES
                                                                    -    -

Item 1.  Security and Issuer.
         -------------------

     This Schedule 13D relates to Common Stock, par value $.01 per share (the "MEI Common Stock"), of Micron Electronics, Inc., a Minnesota corporation ("MEI"). The principal executive offices of MEI are located at 900 East Karcher Road, Nampa, Idaho 83687.


Item 2.  Identity and Background.
         -----------------------

     This Schedule 13D is filed by Micron Technology, Inc., a Delaware corporation ("MTI"). The principal executive offices and business of MTI are located at 8000 South Federal Way, Boise, Idaho 83706-9632. MTI manufactures and markets DRAMs, fast SRAMs and other semiconductor components.

     The name, citizenship, business address, present principal occupation, and name, principal business and address of any corporation or other organization in which such occupation is conducted, for each of the directors and executive officers of MTI are set forth in Exhibit 1 which is incorporated herein by
                                 ---------
reference.

     To the best knowledge of MTI, neither MTI nor any of its directors or executive officers has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, to the best knowledge of MTI, neither MTI nor any of its directors or executive officers was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     On April 7, 1995, pursuant to an Agreement of Merger dated October 30, 1994, as amended (the "Merger Agreement"), Micron Computer, Inc., an Idaho corporation ("MCI"), and Micron Custom Manufacturing Services, Inc., an Idaho corporation ("MCMS"), merged (the "Merger") with and into ZEOS International, Ltd., a Minnesota corporation ("ZEOS"). In accordance with the Merger Agreement, at the effective time of the Merger all outstanding shares (other than dissenting shares) of Class A Common Stock of MCI, Class B Common Stock of MCI and Common Stock of MCMS were converted into shares of Common Stock of ZEOS and ZEOS's name was changed to "Micron Electronics, Inc." MTI was previously the parent corporation of MCI and MCMS. As a result of the Merger, MTI's shares of MCI and MCMS Common Stock were converted into an aggregate of 73,312,863 shares of MEI Common Stock (the "Shares").


Item 4.  Purpose of Transaction.
         ----------------------

     Immediately following the Merger, MTI owned approximately 80.2% of the outstanding MEI Common Stock (approximately 79.1% assuming the exercise of all outstanding options and other rights to purchase MEI Common Stock). Pursuant to the terms of the Merger Agreement, MTI designated the Board of Directors and the executive officers of MEI. Steven R. Appleton, Chairman, Chief Executive Officer and President of MTI, was initially named Chairman, Chief Executive Officer and President of MEI. In addition, Jerry M. Hess, Robert A. Lothrop and John R. Simplot, who are currently directors of MTI, were named directors of MEI. MTI expects to continue to have the power to control the outcome of substantially all matters requiring shareholder approval, including the election of directors, and to have the ability to control the management and affairs of MEI.

                                                            PAGE OF 4 OF 8 PAGES
                                                                    -    -

     In February 1997, MEI completed an underwritten public offering pursuant to which MEI issued and sold 3,000,000 shares of MEI Common Stock. In addition, MTI sold an aggregate of 12,430,000 shares of MEI Common Stock in the public offering. As a result of the public offering, MTI's ownership interest in the MEI Common Stock declined to approximately 63.8% of the issued and outstanding shares of MEI Common Stock.

     MTI and MEI are parties to a Voting Agreement dated October 30, 1994 (the "Voting Agreement"). Pursuant to the Voting Agreement, MTI has agreed to certain restrictions relating to its relationship with MEI, including the following: (a) MTI will not, nor will it permit any of its affiliates to, engage in any transaction of any kind or nature with MEI unless such transaction is upon terms which are not less favorable to MEI than would be available in similar transactions with unrelated persons; (b) MTI will, and will cause each of its affiliates to, leave unmodified the Revenue Sharing Agreement between MTI and MEI until April 7, 1996; (c) to the extent allowed by law, MEI will not be included in a consolidated tax return of MTI unless the effect of such inclusion will be no less favorable to MEI than if MEI had filed a separate return; and
(d) the amounts owing to MTI under certain promissory notes previously issued by MCMS to MTI will be repaid only in accordance with the terms of each such note. The Voting Agreement will terminate on April 7, 1998.

     Other than designating directors of MEI, MTI has no present plans that would result in any extraordinary transaction involving MEI of the nature described in Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) As of the date of this Amendment No. 1 to Schedule 13D, MTI beneficially owns 60,882,863 shares of MEI Common Stock, or approximately 63.8% of the issued and outstanding shares of MEI Common Stock. To the best knowledge of MTI, no director or executive officer of MTI is the beneficial owner of any shares of MEI Common Stock, except that Roderic W. Lewis, MTI's Vice President, Legal Affairs, General Counsel and Corporate Secretary, holds options to purchase an aggregate of 105,000 shares of MEI Common Stock.

     (b) MTI has sole power to vote and dispose of the 60,882,863 shares of MEI Common Stock it holds.

     (c) On April 7, 1995, MTI's shares of MCI and MCMS Common Stock were converted into an aggregate of 73,312,863 shares of MEI Common Stock. On February 19, 1997, MTI sold, in an underwritten public offering, 12,430,000 shares of MEI Common Stock. Except for the transaction described in this Item 5(c) which has prompted the filing of this Amendment No. 1 to Schedule 13D, to the best knowledge of MTI neither MTI nor any of its directors or executive officers has effected any transaction involving MEI Common Stock during the past 60 days.

     (d) To the best knowledge of MTI, no person other than MTI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e)  Inapplicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships to Securities
         ----------------------------------------------------------------------
         of the Issuer.
         -------------

     The Voting Agreement contains a number of agreements and restrictions relating to the Shares. The most significant of those are summarized below. The Voting Agreement will terminate on April 7, 1998.

                                                            PAGE OF 5 OF 8 PAGES
                                                                    -    -

     MTI has agreed to certain restrictions relating to its relationship with MEI, including the following: (a) MTI will not, nor will it permit any of its affiliates to, engage in any transaction of any kind or nature with MEI unless such transaction is upon terms which are not less favorable to MEI than would be available in similar transactions with unrelated persons; (b) MTI will, and will cause each of its affiliates to, leave unmodified the Revenue Sharing Agreement between MTI and MEI until April 7, 1996; (c) to the extent allowed by law, MEI will not be included in a consolidated tax return of MTI unless the effect of such inclusion will be no less favorable to MEI than if MEI had filed a separate return; and (d) the amounts owing to MTI under certain promissory notes previously issued by MCMS to MTI will be repaid only in accordance with the terms of each such note. In addition, under the Voting Agreement, MTI has agreed to certain restrictions on the transfer of its shares of MEI Common Stock through December 31, 1996.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     1.   Directors and Executive Officers of Micron Technology, Inc.

     2. Voting Agreement by and between ZEOS International, Ltd. and Micron Technology, Inc. dated October 30, 1994. (Incorporated by reference from the Schedule 13D filed April 15, 1995 by Micron Technology, Inc. with respect to its ownership of securities of Micron Electronics, Inc.)

                                                            PAGE OF 6 OF 8 PAGES
                                                                    -    -

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 26, 1997           MICRON TECHNOLOGY, INC.



                         By: /s/RODERIC W. LEWIS
                            ________________________________
                              Name: Roderic W. Lewis
                              Title:  Vice President, Legal Affairs,
                                      General Counsel and Corporate Secretary

                                                            PAGE OF 7 OF 8 PAGES
                                                                    -    -

                                   EXHIBIT 1

                       DIRECTORS AND EXECUTIVE OFFICERS
                          OF MICRON TECHNOLOGY, INC.

All persons listed  below are citizens of the United States of America

                               DIRECTORS
                               ---------

Name and Business Address      Present Principal Occupation
-------------------------      ----------------------------

Steven R. Appleton (1)(2)        Chairman, President and Chief Executive Officer

Thomas T. Nicholson              Vice President, Honda of Seattle; President of
Mountain View Equipment          Mountain View Equipment; Partner of CC&T
P.O. Box 690                     Land & Livestock
Meridian, Idaho  83680

Don J. Simplot                   Member of the Office of the Chairman and
J.R. Simplot Company             Corporate Vice President of J.R. Simplot
999 Main Street                  Company
Boise, Idaho  83707

John R. Simplot                  Retired, former Chairman of the Board of
J.R. Simplot Company             J.R. Simplot Company
999 Main Street
Boise, Idaho  83707

Gordon C. Smith                  Retired, former President and Chief Executive
9349 W. Pebble Brook Lane        Officer of J.R. Simplot Company
Boise, Idaho  83703

Robert A. Lothrop                Retired, former Senior Vice President of
3308 Catalina                    J.R. Simplot Company
Boise, Idaho  83705

Jerry M. Hess                    Chairman and Chief Executive Officer of
J.M. Hess Construction Co., Inc. J.M. Hess Construction Co., Inc.
519 E. Karcher Road
Nampa, Idaho  83687



_______________
(1)  c/o Micron Technology, Inc., 8000 South Federal Way, Boise,
     Idaho 83706-9632
(2)  Also an executive officer of Micron Technology, Inc.

                                                            PAGE OF 8 OF 8 PAGES
                                                                    -    -

                              EXECUTIVE OFFICERS
                              ------------------

Name and Business Address (1)                   Title
-------------------------                       -----

Donald D. Baldwin                       Vice President, Sales

Kipp A. Bedard                          Vice President, Corporate Affairs

Eugene H. Cloud                         Vice President, Marketing

Robert M. Donnelly                      Vice President, Memory Products

D. Mark Durcan                          Vice President, Process Research and
                                        Development

Jay L. Hawkins                          Vice President, Manufacturing

Leo B. Jurica                           Vice President, Lehi Operations

Roderic W. Lewis                        Vice President, Legal Affairs,
                                        General Counsel and Corporate Secretary

Norman L. Schlachter                    Treasurer

Nancy M. Self                           Vice President, Administration

Steven L. Stout                         Vice President, Facilities

Wilbur G. Stover, Jr.                   Vice President, Finance and Chief
                                        Financial Officer



_______________
(1) All addresses are c/o Micron Technology, Inc., 8000 South Federal Way, Boise, Idaho 83707-9632.